                          NAVIOS MARITIME HOLDINGS INC.
                            REPORTS FINANCIAL RESULTS
                                     FOR THE
                       FIRST QUARTER ENDED MARCH 31, 2006

     o    NAVIOS DELIVERS 67.5% YEAR-OVER-YEAR EBITDA GROWTH

     o    NAVIOS LAUNCHES A STRATEGIC INITIATIVE FOR A SOUTH AMERICAN LOGISTICS
          BUSINESS

     o    NAVIOS RAISES APPROXIMATELY $65.5 MILLION FROM THE EXERCISE OF
          APPROXIMATELY 16.0 MILLION WARRANTS

     o    NAVIOS ANNOUNCES A QUARTERLY DIVIDEND OF $0.0666 PER SHARE

PIRAEUS, GREECE, June 7, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the first quarter ended March 31, 2006.

For the following results and the selected financial data presented herein,
Navios has compiled consolidated statements of operations for the three month periods ended March 31, 2006 (successor) and 2005 (predecessor). Both the 2006 and 2005 information was derived from unaudited financial statements. The successor period in the consolidated statement of operations is not directly comparable to the predecessor period because it includes the effects of fair value purchase accounting adjustments, which however, do not affect EBITDA.

FIRST QUARTER 2006 RESULTS (IN 000'S OF US DOLLARS):

                                        SUCCESSOR              PREDECESSOR
                                    THREE MONTHS ENDED     THREE MONTHS ENDED
                                      MARCH 31, 2006         MARCH 31, 2005
                                      --------------         --------------
                                       (Unaudited)             (Unaudited)
     Revenue                              49,169                  61,365
     EBITDA                               24,597                  14,688
     Net Income                            4,982                  12,964

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations. Revenue for the three month period ended March 31, 2006 was $49.2 million as compared to $61.4 million for the same period of 2005. This decrease is mainly attributable to (a) the redelivery of chartered-in vessels during 2005 and the first quarter of 2006, following the expiration of these charters, which was partially mitigated by the increase in the number of vessels owned by the Company (see "Fleet Employment Profile") and
(b) a decline in the freight market, resulting in lower charter-out daily hire rates in the first quarter of 2006 as compared to those of the same period in
2005. The available days for the fleet declined 1.8% from 2,434 days in 2005 to
2,390 days in 2006 and the achieved TCE (Time Charter Equivalent) rate per day, excluding Forward Freight Agreements (FFAs), decreased 19.5% from $22,153 per day in the three month period ended March 31, 2005 to $17,835 per day for the same period in 2006.

Revenue from port terminal operations for the first quarter of 2006 was $1.0 million as compared to $1.3 million in the same period of 2005. This is attributable to the decreased throughputs in the first quarter of 2006 of
325,000 tons as compared to 334,000 tons in the same period of 2005.

                                      -1-

EBITDA was $24.6 million for the first quarter of 2006 as compared to $14.7 million for the same period of 2005. This $9.9 million increase in EBITDA is mainly attributable to (a) a gain in Forward Freight Agreement ("FFA") trading of $1.7 million in the first quarter of 2006 versus a $4.6 million loss in the same period last year, resulting in a favorable FFA variance of $6.2 million, and (b) a reduction in time charter and voyage expenses from $37.5 million in the first quarter of 2005 to $20.8 million in the same period of 2006. This was mainly due to the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in expansion of the owned fleet. The
44.6% reduction in time charter and voyage expenses more than offsets the decline in revenues as discussed above and increase in direct vessel expenses due to the expansion of the owned fleet from six vessels in the first quarter of
2005 to 15 vessels for the same period in 2006.

Net income for the first quarter ended March 31, 2006 was $5.0 million as compared to $13.0 million for the comparable period of 2005. In addition to the matters discussed above, the following also contributed to the decrease of net income: (a) a $3.3 million increase in depreciation due to the expansion of the owned fleet arising from new acquisitions and exercise of purchase options, as well as purchase accounting adjustments following the acquisition, (b) a $5.3 million increase in amortization costs related to the intangible assets established on the Company's balance sheet as part of the of the acquisition in accordance with purchase accounting principles under US GAAP and (c) an $8.7 million increase in interest expense due to the increased indebtedness used to finance the acquisition of the Company and the purchase of nine additional vessels.

Navios' cash and cash equivalents balance at March 31, 2006 was $31.8 million.

DIVIDEND:

Navios' Board of Directors has approved the Company's quarterly cash dividend of
$0.0666 per common share, payable on July 5, 2006 to stockholders of record as of June 15, 2006.

STRATEGIC LOGISTICS INITIATIVE:

Navios today announced that it intends to build a South American logistics business by acquiring and building assets complementary to Navios's port terminal and storage facilities in Nueva Palmira in Uruguay. Navios's initial focus will be on the area extending from Brazil to Uruguay on the Paraguay and
Parana rivers. Navios intends to expand the capacities and capabilities of
Navios's existing port terminal and storage facilities. Navios's strategy is to capitalize on the region's growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and
Navios's existing transportation infrastructure.

Angeliki Frangou said "I am very excited about launching this logistics business. We are using a historical asset as the foundation for a new and exciting business that seeks to capitalize on prevailing trends in global trade.
We anticipate building the core of this business over the course of the next twelve months and believe that when operational, the business will further provide diversity and create additional shareholder value as we will be further distinguished as a global vertically integrated shipping company."

WARRANT EXERCISE:

Today, Navios raised gross proceeds of approximately $65.5 million from the exercise of warrants. Under the agreements with certain shareholders, the exercise price of the previously outstanding warrants was reduced from $5.00 per share to $4.10 per share and 15,978,280 shares of restricted common stock were issued. Navios has agreed to file a registration statement, registering the resale of such common stock by August 25, 2006, subject to certain penalties for failure to meet the deadline.

To comply with applicable securities laws, the transaction was limited to certain institutional holders and Navios's Chairman and principal stockholder.
The exercise price for all warrants other than the warrants effected in this transaction remains at $5.00 per share.

                                      -2-

Ms. Frangou, Navios's Chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise
6,666,280 warrants. Ms. Frangou's unregistered shares will only be able to be sold pursuant to an exemption from registration.

Giving effect to these warrant exercises, Navios currently has 61,379,134 shares outstanding and 49,521,720 warrants outstanding. The shares outstanding do not include an additional 708,993 shares being issued to the Company's financial advisors. These shares initially will be unregistered and will be issued on or after June 16, 2006.

                    *****************************************

SUMMARY FLEET DATA:

The following table reflects certain key indicators indicative of the Company's and its fleet performance for the three month periods ended March 31, 2006 and
2005.

                                                  SUCCESSOR        PREDECESSOR
                                                THREE MONTHS      THREE MONTHS
                                                    ENDED             ENDED
                                               MARCH 31, 2006    MARCH 31, 2005
                                                 (Unaudited)       (Unaudited)
     Available Days                                  2,390             2,434
     Operating Days                                  2,385             2,410
     Fleet Utilization                              99.78%            99.02%
     Time Charter Equivalent including FFAs         18,530            20,277
     Time Charter Equivalent excluding FFAs         17,835            22,153

AVAILABLE DAYS: We define available days for the fleet as the number of the total calendar days the vessels were in our possession for the relevant period, after subtracting off-hire days associated with major repairs and scheduled dry-docks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable to generating revenues.

OPERATING DAYS: We define operating days as the number of available days in the relevant period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

FLEET UTILIZATION: We define fleet utilization as the percentage of time that our vessels were available for revenue generating, and is calculated by dividing the number of our operating days during the relevant period by the number of the available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels.

TIME CHARTER EQUIVALENT (TCE): We define TCE per ship per day rate as our voyage and time charter revenues less voyage expenses during the relevant period divided by the number of our available days during that period, which is consistent with industry standards. TCE rate is a shipping industry performance measure used primary to compare daily earnings generated by vessels on time charters with daily earning generated by vessels on voyage charters, because charter hire for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

FLEET EMPLOYMENT PROFILE:

Following is the "core fleet" employment profile, including newbuildings to be delivered. The "core fleet" includes the owned vessels and the long term chartered-in vessels. Navios' core fleet consists of a total of 32 vessels, totaling 2.10 million deadweight tones. Seven of these vessels are scheduled to be delivered to the fleet within the next two years.

                                      -3-

Currently, the Company operates a fleet of 25 vessels of which 16 are owned and nine are chartered-in under long term time charters. These vessels aggregate approximately 1.61 million deadweight tons and have an average age of 4.3 years.
Navios has currently fixed 87.6 % and 24.0% of its available days on a charter out basis for 2006 and 2007 respectively, equivalent to $138.2 million and $43.2 million in revenue, respectively. The average daily charter-out rate for the fleet is $17,242 for 2006. The current average daily charter-in rate for the active long term chartered-in vessels is $9,402.

OWNED VESSELS
-------------

VESSELS               TYPE                 BUILT          DWT       CHARTER RATE (1)     EXPIRATION DATE (2)
-------               ----                 -----          ---       ----------------     -------------------

Navios Ionian         Ultra Handymax        2000        52,068            15,152            01/25/2007
Navios Apollon        Ultra Handymax        2000        52,073            16,150            08/21/2007
Navios Horizon        Ultra Handymax        2001        50,346            14,725            04/30/2008
Navios Herakles       Ultra Handymax        2001        52,061            15,437            02/19/2007
Navios Achilles       Ultra Handymax        2001        52,063            15,533            10/08/2006
Navios Meridian       Ultra Handymax        2002        50,316            20,045            10/15/2006
Navios Mercator       Ultra Handymax        2002        53,553            21,175            10/01/2006
Navios Arc            Ultra Handymax        2003        53,514            15,438            03/15/2007
Navios Hios           Ultra Handymax        2003        55,180            19,237            09/15/2006
Navios Kypros         Ultra Handymax        2003        55,222            16,844            04/05/2007
Navios Gemini S       Panamax               1994        68,636            16,150            09/21/2006
Navios Libra II       Panamax               1995        70,136            17,385            07/12/2006
Navios Felicity       Panamax               1997        73,857             9,144            03/25/2007
Navios Magellan       Panamax               2000        74,333            14,963            02/23/2007
Navios Galaxy I       Panamax               2001        74,195            24,062            12/25/2007
Navios Alegria        Panamax               2004        76,466            23,750            08/03/2006

LONG TERM CHARTERED-IN VESSELS
------------------------------

VESSELS               TYPE               BUILT        DWT    PURCHASE OPTION (3)  CHARTER RATE (1)    EXPIRATION DATE (2)
-------               ----               -----        ---    -------------------  ----------------    -------------------

Navios Vector         Ultra Handymax      2002      50,296          No                  8,811              12/17/2007
Navios Astra          Ultra Handymax      2006      53,400         Yes                 17,100              4/19/2007
Navios Star           Panamax             2002      76,662         Yes                 15,343              01/13/2007
Navios Cielo          Panamax             2003      75,834          No                 16,863              08/30/2006
Navios Hyperion       Panamax             2004      75,500         Yes                 15,400              01/05/2007
Navios Orbiter        Panamax             2004      76,602         Yes                 16,150              10/16/2006
Navios Aurora         Panamax             2005      75,200         Yes                 24,063              05/27/2008
Navios Orion          Panamax             2005      76,000          No                 21,175              01/15/2007
Navios Titan          Panamax             2005      82,936          No                 20,000              10/09/2007

LONG TERM CHARTERED-IN VESSELS ON ORDER
---------------------------------------

VESSELS               TYPE             TO BE BUILT    PURCHASE OPTION       DWT
-------               ----             -----------    ---------------       ---

Navios Altair         Panamax            09/2006             No           82,300
Navios Sagittarius    Panamax            11/2006            Yes           75,500
Navios TBN            Ultra Handymax     04/2007            Yes           53,500
Navios TBN            Panamax            09/2007            Yes           82,000
Navios TBN            Panamax            11/2007             No           75,200
Navios TBN            Panamax            03/2008            Yes           76,500
Navios TBN            Ultra Handymax     05/2008             No           55,100

(1)  Time Charter Revenue Rate per day net of commissions

(2)  Estimated dates assuming earliest redelivery by charterers

CONFERENCE CALL AND WEBCAST:

As already announced, today, Wednesday, June 7, 2006 at 8:30 AM EST, the
Company's management will host a conference call to discuss the results.

                                      -4-

CONFERENCE CALL DETAILS: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: (888) 802-8574 (from the
US) or (973) 628-6885 (from outside the US). Pass Code: 7440447.

A telephonic replay of the conference call will be available until Wednesday,
June 14, 2006; 11:59 PM EST, by dialing (877) 519-4471 (from the US) or (973)
341-3080 (from outside the US). Pass Code: 7440447

Webcast:

This call will simultaneously be Webcast at the following Web address:
http://www.videonewswire.com/event.asp?id=34144

The Webcast will be archived and available at this same Web address for one year following the call.

ABOUT NAVIOS MARITME INC.
-------------------------

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios") and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of
Navios, ISE effected a reincorporation from the State of Delaware to the
Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be
Navios Maritime Holdings Inc.

Navios owns and operates a fleet of ten Ultra Handymax and six Panamax vessels.
It also time charters-in and operates a fleet of two Ultra Handymax and seven
Panamax vessels that are employed to provide worldwide transportation of bulk commodities. Furthermore, it also operates a port and transfer terminal located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons. The owned fleet has a total capacity of
964,019 dwt and an average age of approximately 5.6 years. Of the nine chartered-in vessels, currently in operation, Navios has options to acquire five of them. Furthermore, it also has seven long term chartered-in vessels on order which are expected to be delivered at various dates from September 2006 to May
2008. Navios has options to purchase four of the seven long term chartered-in vessels.

--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as
"expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates,"
and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                      -5-

                          NAVIOS MARITIME HOLDINGS INC.
                           CONSOLIDATED BALANCE SHEETS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                                      SUCCESSOR           SUCCESSOR
                                                                   MARCH 31, 2006     DECEMBER 31, 2005
                                                                   --------------     -----------------
                                                                     (unaudited)            (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                             $ 31,774             $ 37,737
Restricted cash                                                          6,792                4,086
Accounts receivable, net                                                 5,296               13,703
Short term derivative assets                                            31,577               45,556
Short term backlog assets                                                6,320                7,019
Prepaid expenses and other current assets                                7,207                6,438
                                                                      --------             --------
TOTAL CURRENT ASSETS                                                    88,966              114,539
                                                                      --------             --------

Deposit on exercise of vessels purchase options                          1,666                8,322
Vessels, port terminal and other fixed assets, net                     471,686              365,997
Long term derivative assets                                                169                   28
Deferred financing costs, net                                           11,024               11,677
Deferred dry dock and special survey costs, net                          3,317                2,448
Investments in affiliates                                                  356                  657
Long term back log asset                                                 6,450                7,744
Trade name                                                              88,320               89,014
Port terminal operating rights                                          30,538               30,728
Favorable lease terms and purchase options                              88,384              117,440
Goodwill                                                                40,789               40,789
                                                                      --------             --------
TOTAL NON-CURRENT ASSETS                                               742,699              674,844
                                                                      --------             --------

                                                                      --------             --------
TOTAL ASSETS                                                          $831,665             $789,383
                                                                      ========             ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                      $ 10,069             $ 13,886
Accrued expenses                                                         6,570               11,253
Deferred voyage revenue                                                  5,540                6,143
Short term derivative liability                                         23,825               39,992
Short term backlog liability                                             8,109                8,109
Current portion of long term debt                                       60,086               54,221
                                                                      --------             --------
TOTAL CURRENT LIABILITIES                                              114,199              133,604
                                                                      --------             --------

Long term debt, net of current portion                                 496,256              439,179
Long term liabilities                                                    2,099                2,297
Long term derivative liability                                             313                  598
Long term backlog liability                                              3,947                5,947
                                                                      --------             --------
TOTAL NON-CURRENT LIABILITIES                                          502,615              448,021
                                                                      --------             --------
TOTAL LIABILITIES                                                      616,814              581,625
                                                                      --------             --------

COMMITMENTS AND CONTINGENCIES                                                -                    -

STOCKHOLDERS' EQUITY
Preferred stock - $0.0001 par value, authorized 1,000,000 shares             -                    -
None issued
Common stock - $ 0.0001 par value, authorized 120,000,000 shares,
issued and outstanding 45,400,854                                            5                    4
Additional paid-in capital                                             210,727              205,593
Retained earnings                                                        4,119                2,161
                                                                      --------             --------
TOTAL STOCKHOLDERS' EQUITY                                             214,851              207,758
                                                                      --------             --------

                                                                      --------             --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $831,665             $789,383
                                                                      ========             ========

                                      -6-

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                                         SUCCESSOR             PREDECESSOR
                                                        THREE MONTH           THREE MONTH
                                                        PERIOD ENDED          PERIOD ENDED
                                                       MARCH 31, 2006        MARCH 31, 2005
                                                       --------------        --------------
                                                         (unaudited)           (unaudited)

Revenue                                                 $     49,169         $     61,365
Gain (loss) on Forward Freight Agreements                      1,662               (4,567)
Time charter, voyage and port terminal expenses              (20,767)             (37,469)
Direct vessel expenses                                        (4,164)              (2,110)
General and administrative expenses                           (3,596)              (3,644)
Depreciation and amortization                                (10,120)              (1,489)
Interest income                                                  468                  302
Interest expense and finance cost, net                        (9,206)                (475)
Other income                                                   1,425                  971
Other expense                                                    (43)                (222)
                                                        ------------         ------------
INCOME BEFORE EQUITY IN NET EARNING OF AFFILIATE               4,828               12,662
COMPANIES
Equity in net Earnings of Affiliated Companies                   154                  302
                                                        ------------         ------------
NET INCOME                                              $      4,982         $     12,964
                                                        ============         ============

EARNINGS PER SHARE, BASIC                               $       0.11         $      14.82
                                                        ============         ============

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC                  45,336,324              874,584
                                                        ============         ============

EARNINGS PER SHARE, DILUTED                             $       0.11         $      14.82
                                                        ============         ============

WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED                45,336,324              874,584
                                                        ============         ============

                                      -7-

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                      SUCCESSOR        PREDECESSOR
                                                   MARCH 31, 2006     MARCH 31, 2005
                                                   --------------     --------------
                                                     (unaudited)       (unaudited)

OPERATING ACTIVITIES
Net income                                             $  4,982          $ 12,964
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                            10,120             1,489
Amortization of deferred financing cost                     653                13
Amortization of deferred dry dock costs                     263                62
Amortization of backlog                                     494                 -
Provision for losses on accounts receivable                   -              (912)
Unrealized (gain)/loss on FFA derivatives                (1,878)           16,905
Unrealized loss on foreign exchange contracts                 -               197
Unrealized (gain)/loss on interest rate swaps              (926)             (612)
Earnings in affiliates, net of dividends                    301               180
received
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Increase in restricted cash                              (2,706)           (1,474)
Decrease (increase) in accounts receivable                8,407            (1,565)
(Increase) in prepaid expenses and other                   (769)           (7,300)
(Decrease) in accounts payable                           (3,817)             (689)
(Decrease) in accrued expenses                           (4,683)           (2,639)
(Decrease) increase in deferred voyage revenue             (603)            3,807
(Decrease) in long term liability                          (198)             (235)
Increase (decrease) in derivative liability                 189            (2,014)
Payments for drydock and special survey costs            (1,132)                -
                                                       --------          --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 8,697            18,177
                                                       --------          --------

INVESTING ACTIVITIES:
Acquisition of vessels                                  (73,652)                -
Purchase of property and equipment                         (927)           (1,656)
                                                       --------          --------
NET CASH USED IN INVESTING ACTIVITIES                    (1,656)
                                                       --------          --------

FINANCING ACTIVITIES:
Proceeds from long term loan                             77,964                 -
Repayment of long term debt                             (15,022)             (250)
Dividends paid                                           (3,023)                -
                                                       --------          --------
NET CASH PROVIDED (USED IN)  BY FINANCING                59,919              (250)
ACTIVITIES
(DECREASE) INCREASE IN CASH AND CASH                     (5,963)           16,271
EQUIVALENTS
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR             37,737            46,758
                                                       --------          --------
CASH AND CASH EQUIVALENT, END OF YEAR                  $ 31,774          $ 63,029
                                                       ========          ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
CASH PAID FOR INTEREST                                 $  8,581          $    765
                                                       ========          ========

                                      -8-

DISCLOSURE OF NON-GAAP FINANCIAL MEASURES

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is a
"non-GAAP financial measure" and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to the
Company's ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of dividends. While
EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA RECONCILIATION TO CASH FROM OPERATIONS:
(in thousands of US Dollars)

                                                                              SUCCESSOR         PREDECESSOR
                                                                            --------------     --------------
                                                                              MARCH 31,          MARCH 31,
                                                                                2006               2005
                                                                            --------------     --------------
                                                                             (unaudited)         (unaudited)

Net cash provided by operating activities                                       $  8,697          $ 18,177
Net (decrease) increase in operating assets                                       (4,932)           10,339
Net decrease in operating liabilities                                              9,112             1,770
Net interest cost                                                                  8,738               173
Deferred finance charges                                                            (653)              (13)
Provision for losses on accounts receivable                                            -               912
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps
                                                                                   2,804           (16,490)
Earnings in affiliates, net of dividends received                                   (301)             (180)
Payments for drydock and special survey costs                                      1,132                 -
                                                                                --------          --------
EBITDA                                                                          $ 24,597          $ 14,688
                                                                                ========          ========

                                      -9-